Industry Water Filtration, Inc.

Hardware Social Impact Clean Tech Agriculture Sustainability

Dramatic cost reduction for aquaponics farms recirculating entire water volume

INDUSTRYWATERFILTRATION.COM LAS VEGAS NEVADA





We want to make a large contribution to solving the water crisis. Aquaponics is the wave of the future for food production using almost no water. IWF wants to make a significant impact on water saving. The water crisis is very real and gets worse every year, as NASA has observed that most of the world's aquifers are threatening to run dry, some... more

Richard Yanda President @ Industry Water Filtration, Inc.

Why you may want to support us...

1. Patent awarded October 2015; 2 new patents are being written.
2. Small footprint unit treats large volumes for both biofilter and particulate filtration
3. Nine years of product development at potential customer sites.
4. Independent Testing completed at Fresno State University's International Center for Water Technology.
5. Aquaponics farms consume almost no water in line with our goal of saving water
6. IWF tool recovers all nutrients from aquaponics systems enhancing secondary income streams

Why investors ❤ us

WE'VE RAISED $56,926 SINCE OUR FOUNDING



When I first saw Rick's idea, I was impressed with its simple elegance and clever solution to an old engineering problem with water filtration. That is very satisfying to the engineer in me. But I was also drawn to the idea as an investor. It says a lot about someone who will persevere for nine years. Rick's incredible personal drive to accomplish this goal is admirable. Investing in IWF will help make a better world and hopefully contribute to every investor's financial growth.

Bob Feist

First investor in IWF; experienced investor and engineer



Good luck with the campaign!

Edgar Benjamin Cabrera

10 years as a Private Equity professional. Now focused on entrepreneurship & early stage investments.



Hello We are a retired Canadian couple who are supportive of ventures which promise to be beneficial for the planet.

Glenda and Don Whyte

We're now retired but have led honest and productive lives and did our best to instill those values in our children.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Richard Yanda

President

Inventor of IWF technology; Twenty-five years as an engineer in manufacturing; Inventor of innovations in chip manufacturing; Technical book author; Former researcher and Army officer



Raymond Medeiros

Advisor

Ray has a career of forty-plus years starting new businesses. He works with Freedom Leaf as well as Industry Water Filtration. Inc.



Mark J Stevenson

Advisor

Mark is a professional startup CEO. He has worked with many startups in Silicon Valley and elsewhere. He was previously the water guru at Palo Alto Research Center, formerly Xerox PARC.



Paul T. Rygaard

Vice President, Engineering

Paul is a retired Director of Hewlett-Packard Corporation. He is also an astute electrical engineer and the designer of the IWF electronic control system.

Downloads

IMG 1225.jpg

Fixing a Global Problem

Every water treatment process begins with filtration, and our technology is an innovation in high volume water filtration. Our product will allow for the recovery of water that's currently wasted in huge volumes for reuse in many applications, and it can't come at a more necessary time -- aquifers are being pumped dry, and places like California and Argentina just experienced unparalleled droughts.





How Our Technology Works

We use stainless steel or polymeric screens with microscopic pore openings for microfiltration. Our product is also a chemical-free reducer of biological contaminants.


INPUT ENTERS
LIP
FILTER ROTATES TO
FORCE LIQUID
THROUGH SCREEN



Our Product Can Immediately Improve Produce Processing

Fruit and vegetable processing uses water to wash produce coming in from the field. Without fine filtration, this water is used and then dumped. Our technology filters well into the microfiltration range, reducing the turbidity of the water to meet government requirements, allowing the water to be used again in pre-wash. In California alone, there are 49 food processors using between 1-10 million gallons of washing water per day. If we sell to just half of these processors, we'll save 125 million gallons of water per day and generate $23 million in sales.



Current Practice
Issue: Wells are drying up and/or getting too salty
Primary Rinse
Second rinse
Fresh Water Well
Course screen filter
Holding Tank
Issue: To many organic solids getting into the biologic treatment pond
Settling tank/pond
Biologic treatment ponds



Proposed Solution
Primary Rinse
Second rinse
Fresh Water Well
Course screen filter
Holding Tank
Filtrate goes directly to the biologic treatment ponds
Waste Stream
IWF
Since waste flow is 80% reduced, much more of the solids will settle out.
??
Settling tank/pond
Biologic treatment ponds



Proposed reuse Solution
80% reduction in clean water and waste water
80% reduction in fresh water usage.
Primary Rinse
Second rinse
Fresh Water Well
Course screen filter
Holding Tank
Reuse Filtrate
IWF
Waste Stream
80% reduction in waste water generation
Since waste flow is 80% reduced, much more of the solids will settle out.
Settling tank/pond
Biologic treatment ponds

Dropbox\RTE\Customer info\Ingomar\Ingomar Waste Water flows.pptx

Possible set-up for multi-unit application


Level Sensors
Additional units come on line as tank gets fuller
Holding Tank
Manual valves adjusted for max flow
'On' signal
Waste Stream
IWF
Filtrate goes directly to the biologic treatment ponds
Emergency overflow from top of tank
'On' signal
IWF
Since waste flow is 80% reduced, much more of the solids will settle out.
Settling tank/pond
Biologic treatment ponds

Our Progress So Far


Formation of Original Corporation
Prototype #4 Use by Cal State Fresno ICWT for Independent Testing
Completion of Product Development
Second Patent Filed
Exhibit at the California League of Food Processors Annual Trade Show in Sacramento, CA
March 2009
September 2009
2013
2014
October 2015
2016
Exhibit at the World Agriculture Expo, Tulare, CA
Control System Designed and Successfully Tested
Completion of First Prototype for Proof of Concept
Launch of Equity Crowdfunding
Target date patents internationa

Let's Save Water Together

I was introduced to the water processing industry in 2008 at the early stage of the now well-known water crisis facing the world. High-tech fever was running wild in the area of water purification while leaving all the other aspects of water processing in the dark ages. Droughts and water shortages were becoming commonplace across the globe but recovery of wastewater was not high on the list of important needs.

I was sure that I could design an innovation that would utilize the most up-to-date products available and be a forward leap in saving water. As time went by, nineteen others saw the promise of my idea and joined the effort as investors. I was encouraged by the fact that everyone volunteered to invest. I never had to ask.

Over the past nine years, five prototypes have been built and the bugs worked out of the design. By the time the patent was granted, the final design was completed and proven.

Developing a manufacturing tool is a slow process. All of the funds that we could raise were used to complete the design. But that job is done and the patent is issued. Now is the time to begin manufacturing and selling.

The technology has been widely accepted and many companies have expressed an interest in using our tool. The low cost, low maintenance, and high production rate are an easy sell.

Join us in helping the world save water. We all feel that this investment is important for our own benefit as well as for others.

Sincerely,

Richard R. Yanda, Ph.D.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Industry Water Filtration manufactures a water processing machine uniquely adapted to Aquaponics farms. Fish tanks provide the nutrients for growing crops in a closed loop recirculation of water. The water must be treated to keep the fish healthy and feed the plants. The IWF machine maintains the water with little or no maintenance.

Where will your company be in 5 years?

In five years we hope to be incorporated into 75% of Aquaponics systems. Aquaponics is growing 15.5% a year to $630 million in 2018. Annual revenue is projected to be IWF intends to be in two or three countries besides the US. When we have a dominant share of the water processing sector of Aquaponics we will expand into another industry that is well suited to our unique tool: food processing.

Why did you choose this idea?

We want to make a large contribution to solving the water crisis. Aquaponics is the wave of the future for food production using almost no water. IWF wants to make a significant impact on water saving. The water crisis is very real and gets worse every year, as NASA has observed that most of the world's aquifers are threatening to run dry, some as early as 2050. We will have a big impact on Aquaponics, an industry that uses almost no water yet grows six times more crops per square foot than traditional farming.

What's new about what you're making? How is it different?

IWF fills a blank space in water treatment technology. By utilizing new microfiltration screens such as woven stainless steel that are incorporated into our patented back flush technology, we have discovered a way to save huge amounts of water.
For example, we replace old school, low-efficiency technology such as giant settling tanks and ponds as well as many components of expensive wastewater sewage systems composed of "dead-end" filters that have to be cleaned or replaced. We eliminate the wasted water that is flushed away after cleaning swimming pool sand filters. We easily recover and reuse most of the water used to pre-wash fruits and vegetables prior to food processing operations. The list of water saving opportunities is endless.
We continuously filter high volumes of water through pores as small as 2.5 microns. That performance equates to the removal of particulates well into the microfiltration range of particle sizes.
Our machine filters continuously, 24/7. We have eliminated the need to stop processing to clean the filters which greatly improves the efficiency of the tool.
One machine processes up to 500,000 gallons of water per day; the machine is five feet in diameter and six and a half feet tall. The systems are modular so it is easy to customize the installation size to meet customer needs.
IWF also makes a portable unit that is of a reduced size for special applications such as pumping out rainwater runoff tanks.

The first step in all water treatment systems is physical filtration. We partner with other technologies to produce hybrid systems for purification, desalination, excavation, water disposal systems and many other applications.

What do you understand about your business that others don't get?

We explored the questions of, "What does the customer want and what does the customer need?" The potential customers were happy to tell us. We found an almost universal dissatisfaction with the existing technologies. Customers want affordable machinery that will run 24/7 without any need for operators or maintenance. Our patented technology was developed to exactly satisfy that need.
The water processing industry is much like all other heavy industry -- innovations that come from inside the industry tend to tweak existing technologies. True innovations, like that offered by IWF, often come from outside sources using ideas that are unfamiliar to industry insiders.
IWF offers a timely and critical innovation to the water treatment industry.

How big is the market?

The market is almost unlimited in size because of all of the uses for the IWF technology. Here is a break-down of several industries that will be immediately targeted:
A. Food Processing, Canning1. 331 Food Processors in California; avg. 660 million gallons per day during processing season.2. IWF share of the market: 50% or 165 customers; saving 330 million gallons per day.3. IWF will sell 660 machines totaling $63 million initially in CA.4. 5195 food processors in the US; IWF will move out of CA in Phase II.B. Aquaculture1. Current IWF share is 1,000 machines in the US.2. The market is $95 million.3. Market expanding by 50% by 2021.C. Swimming Pools1. 14,400,000 Swimming pools in the U.S.2. Three billion gallons of water wasted every year.3. IWF share 384 machines, Model 300.4. $25 million.D. Excavation1. 25,328 excavation contractors in U.S.2. IWF share $1.6 billion.3. Model 300 portable.Many more markets exist and numbers are available upon request.

Who are your competitors? How are you different?

The research efforts in water technology have been almost entirely devoted to purification. IWF is almost alone in pushing the boundaries of physical filtration.
Competitors who make filters focus mostly on much larger size particulates than IWF. We confine ourselves to microscopic filter pore sizes. We can do it because of our patented technology. The water technology markets we are after require very fine filtration.

There are several very experienced filter makers who have been in business for a long time. They all require elaborate back-flushing schemes with complex designs that require the interruption of processing to clean the filters. This weakness in their engineering multiplies their costs far beyond IWF's.

The most important competitor is legacy technology, the old-school settling tank. A settling tank is often dug in the ground near the point of use. These tanks are actually quite expensive to build and maintain and also take up a lot of space.The worst thing about a settling tank is that it does a very poor job of removing particles. Suspended particles remain suspended while larger particles settle out very slowly. IWF rapidly removes particles that are much smaller than those that will settle out. IWF has a small 6'X6' footprint compared to a 1/8 to 1/4 acre settling tank.
The names of some competitors are listed in the attached PowerPoint Pitch Deck.

What's your biggest risk? What keeps you up at night?

The biggest risk for IWF is the difficulty to gain acceptance in the industrial sector with a new, innovative technology. The customer does not have any familiarity with our technology and so is slow to develop trust.Handling this resistance will be done by offering a trial period for new customers and the use of a lease-to-own program. The customer can put the IWF tool in their manufacturing line and see how well it will do its job. That is thought to be the best way to build confidence in the product. A generous warranty will also be offered.

How will you make money?

IWF makes money by selling machines and leasing them. The large Model 200 sells for $95,000.00. The portable Model 300 sells for $65,000.00.IWF has developed an effective supply chain and a sophisticated design over an eight year period. The low manufacturing cost and low overhead philosophy of the company yield high margins that will reward investors.Details of the financials are in the Pro Forma.

How do you acquire customers?

IWF will develop new customers through trade show exhibiting. Trade shows will produce well-qualified leads. IWF has exhibited at trade shows in the past.Advertising in trade magazines will be used in a continuous manner. Developing some name recognition is always helpful.Referrals is the best way to do business with industries such as agriculture and construction. This effort will be used widely.

How did you get started?

We started out hoping to find a way to attack the water shortages that are becoming common all over the world. Early research into the industrial water processing industry revealed stagnant engineering designs. We knew we could do better.The founders of IWF live in drought-prone California. We began to become worried about the worsening water shortage that affected everyone around us. Our food supply has been impacted along with water rationing in cities. The population in CA has more than doubled in thirty-five years and is still growing. But there is still the same amount of water available.
The water crisis exists all over the US and in large parts of the world. If we can have an impact, it will help everyone. It is a meaningful business to build.
Our patented invention fills a vital need and should be accepted all over the world. Making a profitable business to fill this need makes sense.

Financials

Industry Water Filtration, Inc. has financial statements ending December 31 2019. Our cash in hand is $0, as of December 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,000/month.

At a Glance

January 1 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$0
Raised in 2019

$0
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Founded by people who are passionate about solving the water crisis, we've developed technology that will produce "reuse water" out of wastewater, allowing water to be used again and not dumped. Our cost-per-gallon to process water is the lowest in the industry because of our patented continuous processing innovation, which also greatly reduces the cost of wastewater disposal.

IWF wants to lead the way in water saving. The water crisis is very real and gets worse every year, as NASA has observed that most of the world's aquifers are threatening to run dry, some as early as 2050. We want to help the world overcome that very serious threat by seeking funding to begin manufacturing our patented design. Our hope is to find investors who want to invest in a company whose goal is to improve our environment as well as make a fair profit.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Industry Water Filtration, Inc. was incorporated in the State of Wyoming in January 2017.

Since then, we have:

- Patent awarded October 2015 and new patents to increase markets are being written.
- Cost-per-gallon to process water with our technology is the lowest in the industry.
- Seven years of product development at potential customer sites.
- Independent Testing completed at Fresno State University's International Center for Water Technology.
- Hybrid systems developed that link IWF technology to water purification technology.
- Our engineering breakthrough processes up to 500,000 gallons of water per day with a tiny filter pore.
- In 2019 the project to construct the first Model 200 production machine was started.

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $0, including $0 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Income.* The Company has had net income of $0 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resource

The Company used all of its funds in 2019 to produce the incomplete production machine. Another equity crowdfunding project will be initiated in early 2020. Monthly expenses have been reduced to zero until more funds are aquired.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Industry Water Filtration, Inc. cash in hand is $0, as of December 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,000/month, for an average burn rate of $1,000 per month. Our intent is to be profitable in 6 months.

IWF has no revenue and no customers. We also have no debt, lines of credit or other encumbrances. We are constructing our first machine and have a potential customer waiting.

IWF will initiate another equity crowdfunding project next month. With the proceeds IWF will build several machines and demo or lease them to customers to begin the sales process.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	N/A
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
$0.00	$0	N/A
Revenue to Receivables:	**Debt Ratio:**	
~	N/A	

IWF 2019 GAAP .pdf

Risks

1. Entrenched legacy competition will require careful strategies to displace. Many competitors exist, all using some version of established "old-school" technology. The IWF innovation will have to be proven to customers through successful demonstrations in their own manufacturing lines.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Some customers do not account for their cost of water, such as when they have their own wells. That situation makes it more difficult to show financial advantage in purchase or lease of our tool.

4. Many producers and processors in the agricultural industry are very slow to adopt new technologies. The "old ways" can be difficult to displace. This may slow growth.

5. We have been unable to interest venture capitalists and angel investors in our company because of the slower growth experienced by a manufacturing firm. If we must go to the investor community in the future, the ability to continue to fund our work is unknown.

6. Each new application for the technology is a new challenge. Some markets will turn out to be unsuitable or we will be unable to beat the competition. This happened once with pre-filtration of irrigation water; the competition was able to satisfy the customer at a lower price than we required.

7. There is a limitation to our technology in that it cannot always reclaim all of the water. Some small amount must be used to flush out the waste solids. All of our competitors have the same problem and the solution is easy to build into the system. It is an important point to address in the sales process.

8. The company's IP is protected by a patent. The system is similar enough to existing technology that we will continue to file new patents as we improve the design, to protect against copycats. The advantage afforded by our technology is simple yet significant. The low cost of the tool, the simplicity of the mechanism and the extremely low maintenance are very advantageous.

   Another patent issue is the current lack of international protection. We will immediately file the patents internationally upon obtaining more funding.

9. Ray Medeiros, the executive VP at IWF and VP of Marketing at his primary occupation FreedomLeaf in Las Vegas, is working part-time only and not full-time. Paul Rygaard, VP of Engineering at IWF, is also working part-time only.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Richard F. Yanda, Ph.D.	Manufacturing @ Industry Water Filtration, Inc.	2017

Officers

OFFICER	TITLE	JOINED
	Advisor	
Richard F. Yanda, Ph.D.	President	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Richard F. Yanda, Ph.D.	7,116,590 Common Stock	37.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
07/2018	$56,926	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	Manufacturing 30,000 Trade Show Booths 5,000 Facility Rental 900 Tools, Test & Assembly Equipment 3,000 Replacement Parts 2,500 Travel 3,000 Wefunder Fees 2,500 Reserves 3,100 Total 50,000
$100,000	July Burn 3,000.00 Aug Burn 2,000.00 Sept Burn 5,000.00 Facility Rental 4,050.00 Manufacturing 45,000.00 Tools, Test &Assembly Equipment 3,000.00 Trade Show Booth, Models 8,000.00 Travel 6,000.00 Marketing and Branding 4,000.00 Inventory 0.00 Training, Compliance, Communication 500.00 Wefunder Fees 5,000 Sub Total 80,550.00 Reserves 14,450.00 Total 100,000.00

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	24,000,000	18,850,160	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.